AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                 and Rule 13e-3 (/section/240.13e-3) thereunder)
                                (Amendment No. 5)

                              ROYAL PRECISION, INC.
                              (Name of the Issuer)

                              ROYAL PRECISION, INC.
                             ROYAL ASSOCIATES, INC.
                               RA MERGER SUB, INC.
                               RICHARD P. JOHNSTON
                                KENNETH J. WARREN
                             CHRISTOPHER A. JOHNSTON
                                DAVID E. JOHNSTON
                             CHARLES S. MECHEM, JR.
                                JOHN C. LAUCHNOR
                                  ROBERT JAYCOX
                                JAYNE A. JOHNSTON
                JOHNSTON FAMILY CHARITABLE REMAINDER UNITRUST #3
                               RIFL HOLDINGS, LLC
                    THE JOHNSTON FAMILY CHARITABLE FOUNDATION
                          JOHNSTON FAMILY LIVING TRUST
                       (Name of Persons Filing Statement)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   780921-10-2
                      (CUSIP Number of Class of Securities)

                             Kenneth J. Warren, Esq.
                              5134 Blazer Parkway,
                                Dublin, OH 43017
                       (614) 766-1960, fax (614) 766-1974

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                             Victor A. Pollak, Esq.
                               Fabian & Clendenin
                        215 South State. St., Suite 1200
                            Salt Lake City, UT 84151
                       (801) 323-2247, fax (801) 606-2788

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
     ----------------------                            --------------------
          $203,022.70                                         $18.68

*Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the "Act"). The transaction applies to an aggregate of 2,030,227 shares of common stock, par value $0.001 per share (the "Common Stock"), of Royal Precision, Inc., calculated as follows: 12,718,877 shares of Common Stock issued and outstanding less 10,688,650 shares of common stock then to be held by stockholders of Royal Associates, Inc. ("Acquisition Corp") and specified additional stockholders of Royal Precision, Inc. The proposed maximum aggregate value of the transaction is $203,022.70 calculated as follows: the product of 2,030,227 shares of Common Stock times $0.10. In accordance with Rule 0-11 under the Act, the filing fee is determined by multiplying the transaction valuation by 0.000092.

[X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid: $18.68

     2)   Form or Registration No.: Schedule 13E-3 (File No. 5-53445)

     3)   Filing Party: Royal Precision, Inc.

     4)   Date Filed: September 20, 2002

     This Amendment No. 5 ("Final Amendment") to the Reporting Persons' Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on September 20, 2002, as amended by Amendment No. 1 thereto dated October 30, 2002, Amendment No. 2 thereto dated December 5, 2002, Amendment No. 3 thereto dated December 27, 2002 and Amendment No. 4 thereto dated January 2, 2003 (as so amended, the "Transaction Statement") is filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 12, 2002 by and among Royal Precision, Inc., a Delaware corporation (the "Company"), and RA Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Royal Associates, Inc. ("Acquisition Corp.").

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement to report the results of the transaction which is the subject of the Transaction Statement.

     Capitalized terms used herein not otherwise defined shall have the meanings ascribed to such terms in the Transaction Statement. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

ITEM 11. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 11 of the Transaction Statement is hereby amended by adding at the end thereof the following:

     On February 4, 2003, RA Merger Sub merged with and into the Company with the Company as the surviving corporation (the "Merger"). Pursuant to the terms of the Merger, each outstanding share of the Company (other than shares held by certain stockholders specified in the Merger Agreement (the "Continuing Stockholders") and shares held by stockholders perfecting their dissenters' rights under Delaware law) was converted into the right to receive $0.10 in cash and certain outstanding options and warrants held by Continuing Stockholders to purchase Common Stock of the Company were converted into warrants and options to purchase shares of common stock of Acquisition Corp.

     As a result of the Merger, the Company is now a private company owned by Acquisition Corp. and Acquisition Corp. is owned by the Continuing Stockholders. The listing of the Common Stock on the OTC Bulletin Board and trading in the Common Stock ceased as of the close of business on February 4, 2003, and the Company filed a Form 15 with the Securities and Exchange Commission to terminate the registration of the Common Stock under the Exchange Act.

ITEM 15. ADDITIONAL INFORMATION.

     The information set forth in Item 15 of the Transaction Statement is hereby amended by adding at the end thereof the following:

     The Merger Agreement and the transactions contemplated thereby were approved by a requisite majority of the stockholders of the Company by written consent on February 4, 2003, and the transactions described in this Transaction Statement were consummated on February 4, 2003. The Company filed a Certificate of Merger with the Secretary of State of the State of Delaware on February 4, 2003, and the Merger became effective on that date.

     Each share of Common Stock of the Company that was issued and outstanding immediately prior to the Effective Date (other than shares held by Continuing Stockholders and shares held by stockholders perfecting their dissenters' rights under Delaware law) was converted into the right to receive $0.10 in cash as of the Effective Time, in accordance with the Merger Agreement and certain outstanding options and warrants held by Continuing Stockholders to purchase

Common Stock of the Company were converted into warrants and options to purchase shares of common stock of Acquisition Corp.

     Because the Company, as a result of the Merger, has only one stockholder, the Company filed on February 5, 2003, certification on Form 15 pursuant to Rule 12g-4 to provide notice of termination of the registration of the Common Stock of the Company under the Exchange Act and the Company's duty to file reports pursuant to Section 12(g) and 13(a) of the Exchange Act was suspended immediately upon the filing of the Form 15. The Company has also filed a request with the staff of the Securities and Exchange Commission for a no-action letter which advises that the staff will not recommend enforcement action to the Commission if the Company does not file reports that might otherwise be required under Sections 13(a) and 15(d) of the Exchange Act, including a quarterly report on Form 10-Q for the quarter ending February 28, 2003 and an annual report on Form 10-K for its fiscal year ending May 31, 2003, provided, that, upon receipt of a no-action letter advising the Company that the staff will not recommend enforcement action to the Commission if the Company does not file periodic reports that might otherwise be required from time to time under Sections 13 and 15(d) of the Exchange Act, the Company promptly files another Form 15 with the Commission requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i), of the Company's Section 15(d) reporting obligations.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ROYAL PRECISION, INC.

Dated: April 8, 2003                   By: /s/ John C. Lauchnor
                                           -------------------------------------
                                           John C. Lauchnor, President and Chief
                                           Executive Officer (duly authorized
                                           officer)
                                       ROYAL ASSOCIATES, INC.

                                       By: /s/ Christopher A. Johnston
                                           -------------------------------------
                                           Christopher A. Johnston,
                                           President and Chief Executive Officer
                                           (duly authorized officer)

                                       RA MERGER SUB, INC.

                                       By: /s/ John C. Lauchnor*
                                           -------------------------------------
                                           John C. Lauchnor,
                                           President (duly authorized officer)

                                       /s/ Richard P. Johnston*
                                       -----------------------------------------
                                       Richard P. Johnston

                                       /s/ Kenneth J. Warren
                                       -----------------------------------------
                                       Kenneth J. Warren

                                       /s/ Christopher A. Johnston*
                                       -----------------------------------------
                                       Christopher A. Johnston

                                       /s/ David E. Johnston*
                                       -----------------------------------------
                                       David E. Johnston

                                       /s/ Charles S. Mechem, Jr.*
                                       -----------------------------------------
                                       Charles S. Mechem

                                       /s/ John C. Lauchnor*
                                       -----------------------------------------
                                       John C. Lauchnor

                                       /s/ Robert Jaycox*
                                       -----------------------------------------
                                       Robert Jaycox

                                       /s/ Jayne A. Johnston*
                                       -----------------------------------------
                                       Jayne A. Johnston

                                       THE JOHNSTON FAMILY CHARITABLE
                                       FOUNDATION

                                       By: /s/ David E. Johnston*
                                           -------------------------------------
                                           David E. Johnston,
                                           President (duly authorized officer)

                                       THE JOHNSTON FAMILY LIVING TRUST

                                       By: /s/ Richard P. Johnston*
                                           -------------------------------------
                                           Richard P. Johnston, Trustee

                                       JOHNSTON FAMILY CHARITABLE
                                       REMAINDER UNITRUST #3

                                       By: /s/ Richard P. Johnston*
                                           -------------------------------------
                                           Richard P. Johnston, Trustee

                                       RIFL HOLDINGS, LLC

                                       By: /s/ Kenneth J. Warren
                                           -------------------------------------
                                           Kenneth J. Warren

*By: /s/ Kenneth J. Warren
     -----------------------------------
     Kenneth J. Warren
     Attorney-in-Fact pursuant to
     Powers of Attorney
     dated October 21, 2002 and November 18, 2002
     filed as exhibits hereto